SYMPHERON SECURITIES LLC

(a wholly owned subsidiary of Sympheron Partners LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

Assets:		
Cash	$	48,072
Prepaid expenses (See Note 3)		1,682
Receivable due from parent (See Note 4)		255
Total Assets	$	50,009
Liabilities and partner's capital:		
Accounts payable	$	1,350
Accrued expenses (See Note 5)		968
Total current liabilities		2,318
Subordinated note (See Note 6)		31,500
Total liabilities	$	33,818
Commitments and Contingencies (See Note 7)		
Partner's capital:		
Parent company investment		21,000
Accumulated deficit		(4,809)
Total partner's capital (See Note 8)		16,191
Total liabilities and partner's capital	$	50,009

See accompanying notes to financial statements.